                                                            OMB APPROVAL
                                                     ---------------------------
                                                     OMB NUMBER        3235-0145
                                                     EXPIRES:  DECEMBER 31, 1997
                                                     ESTIMATED AVERAGE BURDEN
                                                     HOURS PER FORM. . . . 14.90
                                                     ---------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                             MEDIA ARTS GROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58439c 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)

   Arthur E. Levine                           with a copy to:
   President                                  James W. Loss, Esq.
   Levine Leichtman Capital Partners, Inc.    Riordan & McKinzie
   345 North Maple Drive, Suite 304           695 Town Center Drive, Suite 1500
   Beverly Hills, California  90025           Costa Mesa, California  92626
   (310) 275-5335                             (714) 433-2626
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                October 21, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copes are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 58439c 10 2                                        PAGE 2 OF 9 PAGES
---------------------                                        -----------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

        Levine Leichtman Capital Partners, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)  [ ]
                                                                      (B)  [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00 (SEE ITEM 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
 NUMBER OF
                     -0-
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,018,693 (SEE ITEM 5)
  OWNED BY     -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
   EACH
                    -0-
 REPORTING     -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
PERSON WITH
                    1,018,693 (SEE ITEM 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,018,693 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 58439c 10 2                                        PAGE 3 OF 9 PAGES
---------------------                                        -----------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

        LLCP California Equity Partners, L.P.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)  [ ]
                                                                      (B)  [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00 (SEE ITEM 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
 NUMBER OF
                     -0-
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,018,693 (SEE ITEM 5)
  OWNED BY     -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
   EACH
                    -0-
 REPORTING     -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
PERSON WITH
                    1,018,693 (SEE ITEM 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,018,693 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 58439c 10 2                                        PAGE 4 OF 9 PAGES
---------------------                                        -----------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

        Levine Leichtman Capital Partners, Inc.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)  [ ]
                                                                      (B)  [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00 (SEE ITEM 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
 NUMBER OF
                     -0-
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,018,693 (SEE ITEM 5)
  OWNED BY     -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
   EACH
                    -0-
 REPORTING     -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
PERSON WITH
                    1,018,693 (SEE ITEM 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,018,693 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 58439c 10 2                                        PAGE 5 OF 9 PAGES
---------------------                                        -----------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

        Arthur E. Levine
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)  [ ]
                                                                      (B)  [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00 (SEE ITEM 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
 NUMBER OF
                     -0-
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,018,693 (SEE ITEM 5)
  OWNED BY     -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
   EACH
                    -0-
 REPORTING     -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
PERSON WITH
                    1,018,693
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,018,693 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO. 58439c 10 2                                        PAGE 6 OF 9 PAGES
---------------------                                        -----------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

        Lauren B. Leichtman
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A)  [ ]
                                                                      (B)  [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        00 (SEE ITEM 3)
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER
 NUMBER OF
                     -0-
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,018,693 (SEE ITEM 5)
  OWNED BY     -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER
   EACH
                    -0-
 REPORTING     -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
PERSON WITH
                    1,018,693 (SEE ITEM 5)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,018,693 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.2%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") relates to the common stock, $.01 par value per share, CUSIP No. 58439c 10 2 (the "Common Stock"), of Media Arts Group, Inc., a Delaware corporation (the "Issuer") and amends the Schedule 13D, dated July 26, 1995 (the "Original Filing"), as amended by Amendment No. 1 to Schedule 13D dated March 12, 1996 ("Amendment No. 1"), as amended by Amendment No. 2 to Schedule 13D dated February 21, 1997 ("Amendment No. 2"), and is filed pursuant to the Joint Reporting Agreement previously filed as Exhibit 1 to the Original Filing on behalf of Levine Leichtman Capital Partners, L.P., a California limited partnership ("LLCP"), LLCP California Equity Partners, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("LLCP, Inc."), Arthur E. Levine ("Levine") and Lauren B. Leichtman ("Leichtman", and together with LLCP, the General Partner, LLCP, Inc. and Levine, the "Filing Persons").

         As of February 21, 1997, the Filing Persons beneficially owned an aggregate of 1,148,693 shares of the Common Stock. Between June 16, 1997 and October 22, 1997, LLCP sold an aggregate of 130,000 shares of the Common Stock in a series of open market transactions which resulted in a disposition by the Filing Persons of more than 1% of the Common Stock outstanding as of July 31, 1997. As of October 22, 1997, the Filing Persons beneficially owned an aggregate of 1,018,693 shares of the Common Stock (the "Shares").

         Accordingly, pursuant to Rule 13d-2(a), the Filing Persons hereby amend Amendment No. 2 as follows:

Item 5. Interest in Securities of The Issuer.
        -------------------------------------

         (a) Based on the number of outstanding shares of the Common Stock reported by the Issuer on its quarterly report on Form 10-Q, for the quarter ended July 31, 1997, the Shares represent approximately 9.2% of the outstanding Common Stock (including the Shares as computed in accordance with Rule 13d-3(d)(1)). As of the date hereof, each of the Filing Persons may be deemed to be the beneficial owner of the Shares within the meaning of Rule 13d-3.

         (b) By virtue of being the sole general partner of LLCP, the General Partner may be deemed to have shared voting and dispositive power with LLCP with respect to the Shares, which are directly owned by LLCP. LLCP, Inc. may be deemed to have shared voting and dispositive power with the General Partner and LLCP with respect to the Shares by virtue of being the sole general partner of the General Partner. Levine and Leichtman may be deemed to have shared voting and dispositive power with LLCP, the General Partner and LLCP, Inc. with respect to the Shares by virtue of being the sole executive officers, directors and shareholders of LLCP, Inc.

         (c) Between June 16, 1997 and October 22, 1997, LLCP sold an aggregate of 130,000 shares of the Common Stock in a series of open market transactions, which resulted in a disposition by the Filing Persons of more than 1% of the Common Stock outstanding as of July 31, 1997. As required to be disclosed by
Item 5(c) of the Instructions to Schedule 13D, the following is a complete list of the sales of the Common Stock made by LLCP within the last 60 days. Each of the sales was conducted in an open market transaction.


Date                          No. of Shares Sold              Sale Price
----                          ------------------              ----------
Oct. 7                               5,000                      $9.06
Oct. 15                              2,000                      $9.13
Oct. 15                              4,000                      $9.19
Oct. 15                              9,000                      $9.25
Oct. 15                              2,000                      $9.31
Oct. 15                              5,000                      $9.38

Date                          No. of Shares Sold              Sale Price
----                          ------------------              ----------
Oct. 7                               5,000                      $9.06
Oct. 15                              2,000                      $9.13
Oct. 15                              4,000                      $9.19
Oct. 15                              1,000                      $9.50
Oct. 16                              9,000                      $9.31
Oct. 16                              7,000                      $9.38
Oct. 16                              4,000                      $9.44
Oct. 16                              2,000                      $9.50
Oct. 20                              6,000                      $9.44
Oct. 21                              6,000                      $9.44
Oct. 21                              8,000                      $9.50
Oct. 21                              2,000                      $9.63
Oct. 22                             10,000                      $9.38

         No other transactions by any of the Filing Persons with respect to the Common Stock were effected during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 23, 1997

                              LEVINE LEICHTMAN CAPITAL PARTNERS, L.P., a California limited partnership

                              By:  LLCP California Equity Partners, L.P.,
                              Its: General Partner

                                   By:  Levine Leichtman Capital Partners, Inc.,
                                   Its: General Partner


                                   By:  /s/ Arthur E. Levine
                                        ----------------------------------------
                                        Arthur E. Levine, President


                              LLCP CALIFORNIA EQUITY PARTNERS, L.P.,
                              a California limited partnership

                              By:  Levine Leichtman Capital Partners, Inc.
                              Its: General Partner


                                   By:  /s/ Arthur E. Levine
                                        ----------------------------------------
                                        Arthur E. Levine, President

                              LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation


                              By:  /s/ Arthur E. Levine
                                   ---------------------------------------------
                                   Arthur E. Levine, President


                              /s/ Arthur E. Levine
                              --------------------------------------------------
                              ARTHUR E. LEVINE


                              /s/ Lauren B. Leichtman
                              --------------------------------------------------
                              LAUREN B. LEICHTMAN